UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                                XO HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      698,337,422

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      698,337,422

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      698,337,422

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.02%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Cardiff Holding LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      310,209,160

8  SHARED VOTING POWER
      334,744,891

9  SOLE DISPOSITIVE POWER
      310,209,160

10 SHARED DISPOSITIVE POWER
      334,744,891

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      644,954,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.21%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      644,954,051

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      644,954,051

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      644,954,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.21%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      644,954,051

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      644,954,051

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      644,954,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.21%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      644,954,051

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      644,954,051

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      644,954,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.21%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      334,744,891

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      334,744,891

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      334,744,891

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.77%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Arnos Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      317,170,723

8  SHARED VOTING POWER
      17,574,168

9  SOLE DISPOSITIVE POWER
      317,170,723

10 SHARED DISPOSITIVE POWER
      17,574,168

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      334,744,891

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.77%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Arnos Sub Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      17,574,168

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      17,574,168

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,574,168

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.80%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      42,637,463

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      42,637,463

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,637,463

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.97%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      42,637,463

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      42,637,463

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,637,463

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.97%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      10,745,908

8  SHARED VOTING POWER
      42,637,463

9  SOLE DISPOSITIVE POWER
      10,745,908

10 SHARED DISPOSITIVE POWER
      42,637,463

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      53,383,371

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.67%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 17 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006, Amendment No. 7 filed on March 31, 2006, Amendment No. 8 filed on May 1, 2006, Amendment No. 9 filed on July 2, 2007, Amendment No. 10 filed on March 17, 2008, Amendment No. 11 filed on July 28, 2008, Amendment No. 12 filed on August 14, 2008, Amendment No. 13 filed on October 2, 2008, Amendment No. 14 filed on October 17, 2008 , Amendment No. 15 filed on January 5, 2009 and Amendment No. 16 filed on February 6, 2009 (as amended by Amendment Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16, the "Original
13D"), on behalf of the Filing Persons (as defined in the Original 13D, as amended hereby). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background

     Item 2 of the Original 13D is hereby amended by adding the following:

     The term Filing Persons is hereby amended to add thereto Arnos Sub Corp., a Delaware corporation ("Arnos Sub"), and all references thereto hereinafter shall include Arnos Sub. The principal business address of Arnos Sub is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. Arnos Sub is 100 percent owned by Arnos Corp., a Delaware corporation ("Arnos"). Arnos is 100 percent owned by Unicorn Associates Corporation, a New York corporation ("Unicorn"), which is 100 percent owned by ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"). ACF Holding is 100 percent indirectly owned by Carl C. Icahn (as described in the Original 13D). As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by Arnos Sub.

     Arnos Sub is primarily engaged in the business of investing in securities. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Arnos Sub is as follows: Keith Cozza is the President, Secretary, Treasurer and sole Director of Arnos Sub. The business address of Mr. Cozza is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Filing Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Filing Persons own any Shares.

     Neither Arnos Sub nor any manager or executive officer of Arnos Sub, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original 13D is hereby amended by adding the following:

          (a) As of the close of business on March 31, 2009, the Filing Persons may be deemed to beneficially own in the aggregate 698,337,422 Shares constituting approximately 89.02% of the outstanding Shares based upon (i) the 182,075,035 Shares stated to be issued and outstanding by Issuer, (ii) the 95,908,269 Shares beneficially held by the Filing Persons, (iii) the 10,041,858 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons, (iv) the 44,228,384 Shares issuable upon conversion of the 3,096,549 shares of 6% Class A Convertible Preferred Stock (the "Series A Shares") beneficially held by the Filing Persons, (v) the 388,128,262 Shares issuable upon conversion of the 555,000 shares of 7% Series B Convertible Preferred Stock (the "Series B Shares") beneficially held by the Filing Persons, and (vi) the 160,030,649 votes to which the 225,000 shares of 9.5% Series C Perpetual Preferred Stock (the "Series C Shares") beneficially held by the Filing Persons are entitled. The 44,228,384 Shares issuable upon conversion of the 3,096,549 Series A Shares reflect an increase of 653,621 Shares, in the aggregate, since February 6, 2009, the date on which the Filing Persons filed Amendment No. 16 to the Original 13D, as a result of the liquidation preference on the Series A Shares which accretes quarterly at a rate of 1.5%. The 388,128,262 Shares issuable upon conversion of the 555,000 Series B Shares reflect an increase of 6,675,424 Shares, in the aggregate, since February 6, 2009, the date on which the Filing Persons filed Amendment No. 16 to the Original 13D, as a result of the liquidation preference on the Series B Shares which accretes quarterly at a rate of 1.75%. The 160,030,649 votes to which the 225,000 Series C Shares are entitled reflect an increase of 3,712,555 Shares, in the aggregate, since February 6, 2009, the date on which the Filing Persons filed Amendment No. 16 to the Original 13D, as a result of the liquidation preference on the Series C Shares which accretes quarterly at a rate of 2.375%.

          Hopper may, by virtue of its ownership of 100% of the general partnership interest in High River, be deemed to beneficially own the securities as to which High River possesses direct beneficial ownership. Hopper disclaims beneficial ownership of such securities for all other purposes. Barberry may, by virtue of its ownership of 100% of the membership interest in Hopper, be deemed to beneficially own the securities as to which Hopper possesses indirect beneficial ownership. Barberry disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Barberry, be deemed to beneficially own the securities as to which Barberry possesses direct or indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Arnos may, by virtue of its ownership of 100% of the interest in Arnos Sub, be deemed to beneficially own the securities as to which Arnos Sub possesses direct beneficial ownership. Unicorn may, by virtue of its ownership of 100% of the interest in Arnos, be deemed to beneficially own the securities as to which Arnos possesses direct or indirect beneficial ownership. Unicorn disclaims beneficial ownership of such securities for all other purposes. ACF Holding may, by virtue of its ownership of 100% of the interest in Unicorn, be deemed to beneficially own the securities as to which Unicorn possesses indirect beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses direct or indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

          (b) Cardiff no longer beneficially owns any Shares. ACF Holding has the sole power to vote or to direct the vote and to dispose or direct the disposition of (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants, (iii) 3,096,549 Series A Shares (which are convertible into 44,228,384 Shares) and (iv) 225,000 Series C Shares (which are entitled to 160,030,649 votes). Arnos Sub has the sole power to vote or to direct the vote and to dispose or direct the disposition of 25,130 Series B Shares (which are convertible into 17,574,168 Shares). Arnos has the sole power to vote or to direct the vote and to dispose or direct the disposition of 453,535 Series B Shares (which are convertible into 317,170,723 Shares). High River has the sole power to vote or to direct the vote and to dispose or direct the disposition of 60,969 Series B Shares (which are convertible into 42,637,463 Shares). Barberry has the sole power to vote or to direct the vote and to dispose or direct the disposition of 15,366 Series B Shares (which are convertible into 16,118,862 Shares). Each of Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding, the power to vote or to direct the vote and to dispose or to direct the disposition of the (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants, (iii) 3,096,549 Series A Shares (which are convertible into 44,228,384 Shares) and (iv) 225,000 Series C Shares (which are entitled to 160,030,649 votes). Each of Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos Sub, Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos Sub the power to vote or to direct the vote and to dispose or to direct the disposition of the 25,130 Series B Shares (which are convertible into 17,574,168 Shares). Each of Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of the 453,535 Series B Shares (which are convertible into 317,170,723 Shares). Each of Hopper, Barberry and Mr. Icahn may, by virtue of its or his ownership interest in High River, Hopper and Barberry, respectively, be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,969 Series B Shares (which are convertible into 42,637,463 Shares). Mr. Icahn may, by virtue of his ownership interest in Barberry, be deemed to share with Barberry the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,366 Series B Shares (which are convertible into 10,745,908 Shares). Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding the power to vote or to direct the vote and to dispose or to direct the disposition of the 225,000 Series C Shares (which are entitled to 160,030,649 votes).

          (c) Except as described in this item 5, no transactions in the Shares were effected within the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 7. Material to be Filed as Exhibits

     1    Amended and Restated Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2009


CARDIFF HOLDING LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

ARNOS SUB CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: President


BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN










     [XO Holdings, Inc. - Signature Page of Amendment No. 17 to Schedule 13D
          re: Accretion of Liquidation Preference on Preferred Stock as
                               of March 31, 2009]

                   Amended and Restated Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to this Amended and Restated Joint Filing Agreement on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of XO Holdings, Inc., a Delaware corporation, and that this Amended and Restated Joint Filing Agreement shall amend and restate that certain Joint Filing Agreement, dated as of January 27, 2003, by and among certain of the persons named below, and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Amended and Restated Joint Filing Agreement this 1st day of April, 2009.

CARDIFF HOLDING LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

ARNOS SUB CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: President


BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN










    [XO Holdings, Inc. - Signature Page of Amended and Restated Joint Filing
                 Agreement to Amendment No. 17 to Schedule 13D]